

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Kuk Hyoun Hwang
Chief Executive Officer
Bellevue Life Sciences Acquisition Corp.
10900 NE 4th Street, Suite 2300
Bellevue, WA 98004

> **Re: Bellevue Life Sciences Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 12, 2021**
> **CIK 0001840425**

Dear Mr. Hwang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-1 submitted March 12, 2021

General

1. We note the disclosure on page 8 that OSR Fund, an affiliate of the sponsor has agreed to purchase at least 1 million units in this offering. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose whether there is a ceiling on the amount that may be purchased by OSR Fund and quantify any ceiling. If not, please disclose the potential material impact on the public investors. In addition, consider adding risk factor disclosure.

Risk Factors, page 27

2.   Please revise to organize the risk factors under relevant headings, as required by Item 105(a) of Regulation S-K.

Principal Stockholders, page 124

3.   Please revise the amount held by your sponsor after the offering to include the common stock that are part of the 250,000 units the sponsor will purchase in a private placement concurrent with the initial public offering. In addition, please clearly disclose the person(s) with voting and dispositive control over OSR Fund.

    You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 or David Link at 202-551-3356 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Gary J. Kocher